SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

                                 May 31, 2013

VIA EDGAR TRANSMISSION

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Office Depot, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 22, 2013
File No. 333-187807

Dear Ms. Ransom:

On behalf of Office Depot, Inc. (“Office Depot”), we hereby submit the response of Office Depot to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated May 24, 2013 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-4.

For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below.

General

1.	We note your response to comment 1 in our letter dated May 7, 2013, particularly your statement in the fourth paragraph of your response that the first merger does not involve the offer or sale of a security within the meaning of Section 2(a)(3) of the Securities Act or Rule 145 thereunder and thus the issuance of securities by New OfficeMax in connection therewith does not need to be registered pursuant to Section 5 of the Securities Act. Please help us understand your basis for this statement. We are concerned that the issuance of securities by New OfficeMax in the first merger constitutes an offer and sale of securities to stockholders of OfficeMax for purposes of Section 5 and that such transaction, if not exempt, must be registered.

We acknowledge the Staff’s position that the issuance of securities in a holding company reorganization involving a shareholder vote ordinarily would involve an offer and sale of a security within the meaning of Section 2(a)(3) of, or Rule 145 under, the Securities Act. However, as discussed in our response letter dated May 21, 2013 (the “May 21 Response Letter”) and in telephone conversations between representatives of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to OfficeMax, with the Staff on May 28, 2013 and May 30, 2013, we believe that any view that OfficeMax stockholders are electing “to accept a new or different security” within the meaning of Rule 145 or exchanging “value” within the meaning of Section 2(a)(3) – in each case, as it relates to the issuance of the New OfficeMax shares – is unnecessarily formalistic and does not truly reflect the investment decision in the business combination with Office Depot.

As noted in our May 21 Response Letter, the first merger is simply the initial step in the series of transactions effecting the proposed combination between Office Depot and OfficeMax. The issuance of shares of New OfficeMax is merely an intermediate, transitory step that is designed to enable OfficeMax stockholders to ultimately obtain shares of Office Depot common stock, and nothing more. In this regard, the merger agreement contemplates that there is no circumstance in which the first merger could be effected without the second merger also being consummated. As such, the shares of New OfficeMax will be outstanding for only a matter of minutes, during which such shares will continue to be represented by the existing OfficeMax stock certificates and the rights of New OfficeMax stockholders will be identical to the rights of OfficeMax stockholders. Further, OfficeMax stockholders whose shares are converted into shares of New OfficeMax will not be able to exercise any of the incidents of ownership over the New OfficeMax shares and such securities will not be disposed of into any market. In previous no-action letters identified in our May 21 Response Letter, each of the aforementioned factors was used by the Staff to determine that the registration provisions of the Securities Act were inapplicable to the issuance of transitory securities as an intermediate step in a business combination. We acknowledge that the no-action letters do not address precisely the fact situation presented herein but we believe that, taken as a whole, the operative facts and circumstances and fundamental issues in this situation are sufficiently closely analogous to those described in the precedent letters.

Registration of the issuance of the New OfficeMax shares also would serve no regulatory or investor protection purpose that is not already satisfied by the existing Office Depot registration statement, which currently includes extensive disclosure concerning the first merger and the shares of New OfficeMax to be issued to OfficeMax stockholders. More specifically, we believe that requiring the registration of the issuance of the shares of New OfficeMax would be confusing to investors, would place undue emphasis on securities that are only transitory in nature and would not serve to provide additional information or liability protections which would be meaningful to OfficeMax stockholders in connection with the business combination with Office Depot.

In sum, we believe that the OfficeMax stockholders are not making an investment decision or a disposition for value with respect to shares of New OfficeMax separate from the investment decision and disposition with respect to shares of Office Depot common stock, the issuance of which is being registered on the registration statement filed by Office Depot.

Accordingly, under the fact situation presented herein, we are of the view that the issuance of the New OfficeMax shares should be deemed to not involve the offer or sale of a security within the meaning of Section 2(a)(3) of, or Rule 145 under, the Securities Act, and accordingly, such issuance need not be registered pursuant to Section 5 of the Securities Act.

*    *    *    *    *

The Staff’s attention to the Registration Statement is greatly appreciated. If you have any questions regarding this response, please do not hesitate to call me at (212) 455-3442.

Very truly yours,

/s/ Mario A. Ponce

cc:	Elisa D. Garcia C.

Office Depot, Inc.

Matthew R. Broad

OfficeMax Incorporated

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

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